

中策集團有限公司
China Strategic Holdings Limited



03024453

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Rd.,
Kwun Tong, Kowloon, Hong Kong.
電話 Tel : (852) 2372 0130
傳真 Fax : (852) 2537 6591

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

7th July, 2003

Re: China Strategic Holdings Limited – File No. 82-3596

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
JUL - 9 2003
WASH. D.C. 188 SECTION

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 11th June, 2003 in relation to the resignation of alternate director;
2. Announcement dated 17th June, 2003 in relation to the discloseable transaction; and
3. Annual Return made up to 30th May, 2003.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited

PROCESSED
JUL 17 2003
THOMSON FINANCIAL



Jenny Chan
Secretary



Encl.

JC/DT/CSH03

The Standard Thursday, June 12, 2003



CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

Resignation of Alternate Director

The Board of Directors (the "Board") of China Strategic Holdings Limited (the "Company") announces that Mr. Lau Ko Yuen, Tom ("Mr. Lau") has resigned as an alternate director to Ms. Chau Mei Wah, Rosanna of the Company with effect from 11th June, 2003.

The Board extends its appreciation to Mr. Lau for his past contribution to the Company.

By Order of the Board
Chan Ling, Eva
Executive Director

Hong Kong, 11th June, 2003

成報 SINGPAO DAILY NEWS

2003年6月12日 星期四



CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(於香港註冊成立之有限公司)

替代董事辭任

中策集團有限公司(「本公司」)董事會(「董事會」)宣佈劉高原先生(「劉先生」)於二零零三年六月十一日辭任周美華女士之替代董事。

董事會就劉先生過去對本公司所作出的貢獻深表謝意。

承董事會命
執行董事
陳玲

香港，二零零三年六月十一日



CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

DISCLOSEABLE TRANSACTION

Disposal of certain interests in Hangzhou Zhongce Rubber Co., Ltd.

On 15th June, 2003, China Enterprises, a non-wholly owned subsidiary of the Company, and Hangzhou I&C entered into the Agreement pursuant to which China Enterprises agreed to dispose of its 25% interests in Hangzhou Zhongce, a 51% owned subsidiary of China Enterprises, to Hangzhou I&C for the consideration of Rmb164,659,656.90 (equivalent to approximately HK$155,178,265.00). Upon completion of the Disposal, the aggregate holding of China Enterprises in Hangzhou Zhongce will be reduced from 51% to 26%, and Hangzhou Zhongce will cease to be a subsidiary of China Enterprises.

The Disposal constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing further details of the Disposal will be dispatched to the shareholders of the Company as soon as practicable.

THE AGREEMENT DATED 15TH JUNE, 2003

Parties

Vendor: China Enterprises Limited, a company incorporated in Bermuda with limited liability and whose shares are traded on the OTC Bulletin Board in the United States of America

Purchaser: Hangzhou Industrial & Commercial Trust & Investment Co. Ltd., a company incorporated in the PRC with limited liability

Hangzhou I&C and its beneficial owners are independent third party not connected with any of the directors, substantial shareholders or chief executive of the Company or any of its subsidiaries or any of their respective associates as defined under the Listing Rules.

Assets to be disposed of

25% interests in Hangzhou Zhongce will be disposed of by China Enterprises to Hangzhou I&C.

Consideration

The consideration payable by Hangzhou I&C to China Enterprises for the Disposal is to be paid Rmb164,659,656.90 (equivalent to approximately HK$155,178,265.00) in cash within 15 business days which the condition of the Agreement shall have been satisfied.

The consideration for the Disposal has been arrived at after arm's length negotiation between China Enterprises and Hangzhou I&C with reference to the audited net asset value of Hangzhou Zhongce for the year ended 31st December, 2002.

Condition

The Agreement is conditional upon obtaining approval from China Commercial Department on the share transfer stipulated in the Agreement.

Completion will take place once the approval is obtained from China Commercial Department.

There is no long-stop date stated in the Agreement.

Use of Proceeds

The proceeds from the Disposal will be applied as additional working capital of China Enterprises.

SHAREHOLDING OF HANGZHOU ZHONGCE

Set out below is the shareholding structure of Hangzhou Zhongce before and after Disposal:

Shareholder	Before Disposal	After Disposal
China Enterprises	51%	26%
Hangzhou I&C	–	25%
Hangzhou Rubber Factory	49%	49%

INFORMATION OF HANGZHOU ZHONGCE

Hangzhou Zhongce is a sino-foreign equity joint venture established in the PRC and its principal business is tire manufacturing.

The audited financial results of Hangzhou Zhongce for the two years ended 31st December, 2001 and 2002 are as follows:

	Audited After US GAAP 31st December, 2001 *RMB (in million)*	Audited After US GAAP 31st December, 2002 *RMB (in million)*
Net asset value	564	677
Turnover	2,088	2,610
Profit before taxation	58	149
Profit after taxation	56	133

INFORMATION OF CHINA ENTERPRISES

China Enterprises, a company incorporated in Bermuda with limited liability whose shares are traded on the OTC Bulletin Board in the United States of America, is a holding company for a sino-foreign equity joint venture enterprise which manufacture and market tires in China and other countries aboard. China Enterprises also has a substantial interest in an investment holding company, the subsidiaries of which are principally engaged in the business of providing package tours, travel, transportation and other related services.

INFORMATION OF THE COMPANY

The Company is an investment holding company and the subsidiaries of which are principally engaged in the business of tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food and investment in infrastructure projects.

REASON FOR DISPOSAL

The Directors consider that the Disposal represents a good opportunity for China Enterprises to realize part of its investment. In addition, the introduction of Hangzhou I&C would widen the shareholder base of Hangzhou Zhongce and was considered to be beneficial to both the further development of Hangzhou Zhongce in the PRC and its future value to China Enterprises.

The Directors are of the opinion that the Disposal, the consideration and the terms and conditions thereof are on normal commercial terms and are fair and reasonable and do not have any intention to dispose of the remaining interests in Hangzhou Zhongce held by China Enterprises.

In view of the limited timing between the date of this announcement and the signing of the Agreement, the Company has not yet computed any gain/loss on the Disposal attributable to the Company at this stage and such information will be disclosed in a circular of the Company regarding the Disposal.

GENERAL

The Disposal constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing further details of the Disposal will be dispatched as soon as practicable.

At the rate of HK$1.00 to Rmb1.0611

DEFINITIONS

"China Enterprises"	China Enterprises Limited, a company incorporated in Bermuda with limited liability whose shares are traded on the OTC Bulletin Board in the United States of America, is owned as to 55.2% effective equity interest and 88.8% effective voting interest by the Company
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the securities of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Agreement"	an agreement dated 15th June, 2003 entered into between China Enterprises as the vendor and Hangzhou as the purchaser in relation to the Disposal
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Disposal"	the disposal of 25% interests in Hangzhou Zhongce held by China Enterprises
"Hangzhou I&C"	Hangzhou Industrial & Commercial Trust & Investment Co., Ltd., a company incorporated in the PRC with limited liabilities
"Hangzhou Zhongce"	Hangzhou Zhongce Rubber Co., Ltd., a sino-foreign equity joint venture established in the PRC
"PRC"	The People's Republic of China
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Rmb"	Renminbi, the lawful currency of the PRC
"%"	per cent.

By order of the Board
Chan Ling, Eva
Executive Director

Hong Kong, 17th June, 2003

File No. 82-3596



Companies Registry
公 司 註 冊 處

Form 表格 **AR1**

Annual Return
周年申報表

Company Number 公司編號

29649

1 Company Name 公司名稱

China Strategic Holdings Limited
中 策 集 團 有 限 公 司

(Note 註 2) **2 Business Name** 商業名稱

Nil

3 Type of Company 公司的類別 *Please tick appropriate box 請在適當空格內加 ✓ 號*

☐ Private 私人 ☑ Others 其他

(Note 註 3) **4 Address of Registered Office** 註冊辦事處地址

8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

(Note 註 4) **5 Date of Return** 本申報表日期

30	05	2003
DD 日	MM 月	YYYY 年

which is 該日期爲

☑ Date of AGM or Date of written resolution passed in lieu of AGM
周年大會日期或以代替周年大會的書面決議的日期

☐ Anniversary Date of Incorporation 成立爲法團周年日期

Please tick appropriate box 請在適當空格內加 ✓ 號

6 Mortgages and Charges 按揭及押記

Total Amount outstanding at the date of this Return on all mortgages and charges which should be registered with the Registrar of Companies
截至本申報表日期，一切須向公司註冊處處長登記的按揭及押記的未償還總額

Nil

Presentor's Name and Address
提交人的姓名及地址

Treasure Way Services Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

For Official Use
請勿填

Your Receipt
Companies Registry
H.K.

26/06/2003	GG451058
CR No. :	-029649-
Sh. Form :	AR1L
27	$140.00
TOTAL(CSH)	$140.00

Third revision to Specification No. 1/97 (Amendment No. 1/2000)
指明編號第 1/97 號的第 3 期修訂(修訂編號第 1/2000 號)

Annual Return
周年申報表

Date of Return 本申報表日期

30	05	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

29649

(Note 註 5) **7 Share Capital** 股本 (As at the date of this Return 截至本申報表日期)

	Authorised Share Capital 法定股本	Issued Share Capital 已發行股本		
Class of Shares 股份類別	Total Nominal Value 總面值	No. of Shares Issued 已發行股份數目	Total Nominal Value of Shares Issued 已發行股份的總面值	Total Paid up Value of Shares Issued (excluding premium) 已發行股份的已繳股款總值 (不包括溢價)
Ordinary	HK$800,000,000	829,468,413	HK$82,946,841.30	HK$82,946,841.30
	(8,000,000,000			
	shares of			
	HK$0.10 each)			
Total 總值	HK$800,000,000	829,468,413	HK$82,946,841.30	HK$82,946,841.30

Enter below any changes to the structure of the company's share capital since the date of the last Return.
如公司股本的結構由上一份申報表日期以來曾經變動，請在下面填寫詳情。

Class of Shares 股份類別	Change 變動情況
Ordinary	Allotment of 368,489,471 shares at HK$0.10 of each

(Note 註 6) **8 Past and Present Members** 過去及現在的成員 *Please tick appropriate box* *請在適當空格內加 ✓ 號*

For company with a share capital 有股本的公司

1 ☐ There have been no changes since the Annual Return for ________ .
由遞交 ________ 年度周年申報表以來，成員並無任何變動。

OR 或

2 ☐ A full list of members is enclosed (use Schedule 1).
隨附成員的詳細名單（使用附表一）。

For company without a share capital 無股本的公司

3 ☐ The number of members at the date of this Return is ________ .
於申報表日期的成員數目是 ________ 人。

Annual Return
周年申報表

Date of Return 本申報表日期

30	05	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

29649

(Note 註 7) **9 Secretary 秘書** *(Use Continuation Sheet A if joint secretaries 如屬聯名秘書，請用續頁 A 填寫)*

Name 姓名

Chan (陳)	Yan Yan, Jenny (欣欣)
Surname 姓氏	Other names 名字
-	-
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Flat E, 13/F., Block 5, Greenfield Garden, Tsing Yi, New Territories

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

G339999(A)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

(Note 註 7) **10 Directors 董事** *(Use Continuation Sheet B if more than 3 directors 如超過三名董事，請用續頁 B 填寫)*

1 **Name 姓名**

Chan (陳)	Kwok Keung, Charles (國強)
Surname 姓氏	Other names 名字
-	-
Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

39A Island Road, Deep Water Bay, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

E599072(A)	-
I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

-	-
Number 號碼	Issuing Country 簽發國家

Capacity 身份 * ☑ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期

30	05	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

29649

10 Directors 董事 (cont'd 續上頁)

2 **Name 姓名**

Surname 姓氏	Other names 名字
Chan (陳)	Ling, Eva (玲)

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址

1301, Block 34, Heng Fa Chuen, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
G559728(4)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*  Director 董事  Alternate Director to 替代董事

3 **Name 姓名**

Surname 姓氏	Other names 名字
Yap	Allan

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址

1919 West 57th Avenue, Vancouver, B.C., V6P 1S6, Canada

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
-	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
BC192227	Canada

Capacity 身份*  Director 董事  Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*

Annual Return
周年申報表

Date of Return 本申報表日期

30	05	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

29649

(Note 註 8) **11 Registers** Address where the company's registers are kept (if not the same address as in Section 4)
登記冊 公司備存登記冊的地址（如並非備存於第 4 項的註冊辦事處內）

Register 登記冊	Address 地址
Register of Members	G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong

(Note 註 9) **12 Period Covered by Accounts Enclosed** 隨附帳目所涵蓋的會計結算始末日期
(Except for Private Companies Limited by Shares 私人股份有限公司除外)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	01	2002	To 至	31	12	2002

(Note 註 10) **13 Certificate** 證明書

(a) I certify that the information given in this Return (including 4 pages of Continuation Sheets and 1 pages of Schedules) is true to the best of my knowledge and belief.
據本人所知及至誠相信，謹此證明本申報表內的資料（包括 ______ 張續頁及 ______ 張附表）真確無訛。

* (b) I certify that the company has not, since the date of the last Annual Return issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 at the date of this Return, the excess are persons who under Section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.
本人證明公司由上一份周年申報表日期以來，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證，同時如成員數目於申報表日期超過五十，則根據公司條例第 **29(1)(b)**條，所超出的成員不包括在所計算的五十名額內。

* Only relevant to private companies. Delete if not applicable.
*僅與私人公司有關。如不適用，請刪去。

Signed 簽名：

(Name 姓名)：(Chan Yan Yan, Jenny)
~~Director 董事 /~~ Secretary 秘書 *

Date 日期：30th May, 2003

** Delete whichever does not apply 請刪去不適用者*



Companies Registry
公 司 註 冊 處

Form 表格 **AR1**

Annual Return
周年申報表
(Schedule 1 附表一)

Date of Return 本申報表日期

30	05	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號

29649

Details of Members 成員詳情

(See Section 7 of the main form for details of any change to the structure of the Company's Share Capital since the date of the last Return)

(關於由上一份申報表日期以來公司股本結構的任何變動詳情，請參閱表格第 7 項)

Share Class 股份類別 Ordinary

Name 姓名	Address 地址	Shares 股份			Remarks 備註
		Current Holding (Note 1) 現時持有量 (註 1)	Transferred 轉讓 (Note 2 註 2)		
			Number 數目	Date 日期	
	as per shareholders' list				
	Total 總數				

Notes 註：

1. The total shares in the 'Current Holding' for each class of share must agree with the total for that class in Section 7 of the Return.
   每類別股份的「現時持有量」總數必須與申報表第 7 項所填該類別的總數相符。
2. The number of shares transferred since the last Return should be shown for each existing or ex-member.
   應說明每名現任成員或前任成員由上次申報以來所轉讓的股份數目。



Companies Registry
公 司 註 冊 處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

30	05	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 29649

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Chau (周)	Mei Wah, Rosanna (美華)

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat AB, 8/F., 45 Hankow Road, Tsimshatsui, Kowloon

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E588342(7)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 *  Director 董事  Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Li (李)	Wa Kin (華健)

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat G, 11/F., Block II, Shan Kwong Tower, 24 Shan Kwong Road, Happy Valley, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
P458321(7)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 *  Director 董事  Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公 司 註 冊 處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

30	05	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 29649

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Bussmann	David Edwin

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 47 Conduit Road, Apartment 7A, Mid-Level, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
K942393(1)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 *: ☑ Director 董事 ☐ Alternate Director to 替代董事

2 Name 姓名

Surname 姓氏	Other names 名字
Choy (蔡)	Hok Man, Constance (學雯)

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 17th Floor, 36 Shan Kwong Road, Happy Valley, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D226341(7)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 *: ☑ Director 董事 ☐ Alternate Director to 替代董事

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 **AR1**

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

30	05	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 29649

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 **Name** 姓名

Surname 姓氏	Other names 名字
Chan (陳)	Kwok Hung (國鴻)

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat E4, Goodview Garden, 24 Stubbs Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E850533(4)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 *: ☐ Director 董事 ☑ Alternate Director to 替代董事: Chan Kwok Keung, Charles

2 **Name** 姓名

Surname 姓氏	Other names 名字
Lui (呂)	Siu Tsuen (兆泉)

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: Flat 16A, Block 4, 33 Perkins Road, Cavendish Heights, Jardine's Lookout, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
E641463(3)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份 *: ☐ Director 董事 ☑ Alternate Director to 替代董事: Yap, Allan

** Please tick the relevant box(es) 請在有關空格內加 ✓ 號*



Companies Registry
公司註冊處

Form 表格 AR1

Annual Return
周年申報表
(Continuation Sheet B 續頁 B)

Date of Return 本申報表日期

30	05	2003
DD 日	MM 月	YYYY 年

Company Number 公司編號: 29649

Details of Directors (Section 10 of main form) 董事詳情（表格第 10 項）

1 Name 姓名

Surname 姓氏	Other names 名字
Lau (劉)	Ko Yuen, Tom (高原)

Alias (if any) 別名（如有的話）	Previous Names 前用姓名
-	-

Address 地址: 95 Kadoorie Avenue, Kowloon, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D023967(5)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Capacity 身份*: ☐ Director 董事 ☑ Alternate Director to 替代董事: Chau Mei Wah, Rosanna

2 Name 姓名

Surname 姓氏	Other names 名字

Alias (if any) 別名（如有的話）	Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家

Capacity 身份*: ☐ Director 董事 ☐ Alternate Director to 替代董事

Please tick the relevant box(es) 請在有關空格內加 ✓ 號